This filing relates to the proposed merger between Urgent.ly Inc. and Otonomo Technologies Ltd. Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 9, 2023. The Future of Mobility Runs Through Otonomo February 2023

Our mission is to make mobility more equitable, accessible, sustainable and safe.

& Igniting A New Generation of Mobility Services

U.S.-based leading provider of digital roadside and mobility assistance technology. • 230 Employees • Headquarters in Vienna, Virginia, U.S.A. • 2022 revenue of more than $185M* • Investors include - BMW i Ventures, Porsche Ventures, Jaguar Land Rover’s InMotion Ventures, American Tire Distributors, Iron Gate Capital and Emerald Technology Ventures *The revenue figure for the year ended December 31, 2022 included in this presentation is preliminary, has not been reviewed or audited, is based upon Urgently’s estimates, and was prepared prior the the completion of the company’s financial statement close process. There can be no assurance that the actual results will not differ from the preliminary financial information presented herein and such changes could be material.

Otonomo & Urgently A Mobility Services Powerhouse Market Coverage Market Making • Solutions operating in more than 26 countries • Highly differentiated & synergistic portfolios • ~80K+ Connected Assistance Service Professionals • 36 registered and pending patents • Up to 70 million vehicles covered • Creates cross-selling revenue opportunities Go-to-Market • Several joint customers with others in the pipeline • More than 100 partnership agreements

Increases the Addressable Market* Mobility Economy TAM - $220B Urgently SAM ->$100B Each connected vehicle creates multiple opportunities to monetize data Mobility Services Vehicle Financing, Infrastructure Leasing & Use Payment Fleet 13% Management 16% management 1% Smart Payment Traffic Cities 15% 1.7 billion Maintenance Rental Motor connected vehicles Insurance 14% 41% Repair, by 2030 Maintenance & Remote Diagnostics Insurance RSA *Market Sizing estimated by PTOLEMUS, Consulting Group, May 2022

Merger Highlights • New combined company will be called Urgently; ticker “ULY” • Otonomo shareholders are expected to own 33% of Urgently* • Transaction expected to close in the third quarter of 2023 • Post-closing, Otonomo, including The Floow, will be a subsidiary of Urgently • Upon closing: Ben Volkow Matt Booth Tim Huffmyer BoD CEO CFO *On a fully diluted basis and subject to adjustments to the final exchange ratio pursuant to the definitive agreement.

Thank you